SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

HALLMARK FINANCIAL SERVICES, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.03 per share
(Title of Class of Securities)

40624Q104
(CUSIP NUMBER)

Newcastle Partners, L.P.
4514 Cole Avenue, Suite 600
Dallas, Texas 75205
Tel. No.: (214) 559-7145
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

June 12, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 40624Q104	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 1,646,801
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,646,801
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT
CUSIP No. 40624Q104	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	7	SOLE VOTING POWER 1,646,801
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,646,801
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

          This Schedule 13D (the "Schedule 13D") is being filed on behalf of Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), and its general partner, Mark E. Schwarz, relating to shares of common stock of Hallmark Financial Services, Inc., a Nevada corporation (the "Issuer").

Item 1.  Security and Issuer

Securities acquired: Shares of Common Stock, par value $0.03 per share
Issuer:	Hallmark Financial Services, Inc. 14651 Dallas Parkway, Suite 900 Dallas, Texas 75240

Item 2.  Identity and Background

          Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), is an investment partnership and is located at 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the general partner of Newcastle. The principal occupation of Mr. Schwarz is investment management and he is a United States citizen. Mr. Schwarz's business address is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Neither Newcastle nor Mr. Schwarz has been convicted in a criminal proceeding during the last five years. Neither Newcastle nor Mr. Schwarz is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

          As of June 12, 2000, Newcastle had invested $770,935.37 in shares of Common Stock. The above amount includes any brokerage commissions incurred in the investments. The source of these funds was the working capital of Newcastle.

Item 4.  Purpose of the Transaction

          Newcastle and Mr. Schwarz acquired the Shares because they believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Newcastle and Mr. Schwarz further believe that there may exist unexploited opportunities to increase the value of the shares. Mr. Schwarz intends to seek a position on the board of directors of the Issuer and hopes to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the shares. Such opportunities may include raising additional capital or entering strategic alliances that could fund future growth and expansion or exploring possible business combinations.

          Newcastle and Mr. Schwarz reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Newcastle's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Newcastle and Mr. Schwarz may contact the Issuer, third parties and/or other shareholders regarding potential strategies to increase shareholder value or proposed corporate transactions of a significant nature.

          Other than as described above, neither Newcastle nor Mr. Schwarz has present plans or proposals which would result in any of the following:

1)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3)	any change in the present board of directors or managers of the Issuer, other than Mr. Schwarz seeking appointment to the board of directors, as described above;
4)	any material change in the present capitalization or dividend policy of the Issuer;
5)	any other material change in the Issuer's business or corporate structure;
6)	any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a)     As of June 12, 2000, Newcastle and Mr. Schwarz beneficially own 1,646,801 shares of Common Stock of the Issuer, which represents 14.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,646,801 shares of Common Stock owned by Newcastle by (ii) 11,048,133 shares of Common Stock outstanding as of May 12, 2000 based upon the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2000.

          (b)     Newcastle and Mr. Schwarz, its general partner, have the sole power to vote and dispose of the shares of Common Stock held by Newcastle.

          The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Schwarz is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,646,801 shares of Common Stock owned by Newcastle. Pursuant to Rule 13d-4, Mr. Schwarz disclaims all such beneficial ownership.

          (c)     The transactions in the Issuer's securities by Newcastle during the last sixty days are as follows:

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)
6/12/2000	Buy	1,170,600	0.5009

          (d)     Not Applicable.

          (e)     Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated June 16, 2000 Newcastle and Mr. Schwarz.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 16, 2000

NEWCASTLE PARTNERS, L.P.

By: /S/ MARK E. SCHWARZ ______________________________ Mark E. Schwarz, General Partner

/S/ MARK E. SCHWARZ _________________________________ Mark E. Schwarz